

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2023

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

> **Re: Bitfufu Inc.**
> **Amendment No. 8 to Draft Registration Statement on Form F-4**
> **Submitted March 31, 2023**
> **CIK No. 0001921158**

Dear Leo Lu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2023 letter.

Amendment No. 8 to Draft Registration Statement on Form F-4

Bitfufu's Relationship with Bitmain, page 130

1. We note your disclosure that "BitFuFu can obtain 300 MW hosting capacity as well as stable, competitive power and hosting fee arrangements in mining hosting facilities across the world." Please revise to quantify the terms of your power arrangements including the average cost of electricity and any known trends related to the cost of electricity and other operating costs in your different geographic locations. In addition, revise your disclosure to discuss the termination provisions of your service and hosting agreement with Bitmain as well as the choice of law provisions for each of your material agreements.

Note 2. Summary of Significant Accounting Polices

n) Revenue recognition
Cloud mining solutions, page F-54

2.   We continue to evaluate your responses to prior comment 5 and 6 and have the following comment. In order to have a complete analysis, tell us whether the lease arrangement includes an option to renew or extend the lease. In this regard, tell us how you considered at commencement of the lease whether you were reasonably certain you would exercise the option to extend the lease term. See the FASB Glossary definition of a "Lease Term". Also, see Example 1 Short-Term Leases in ASC 842-20-55-14 to 55-16. Please advise. Additionally, tell us whether the supplier can change or substitute the miners on a monthly or quarterly basis. In this regard, we note that your response to prior comment 10 in your December 9, 2022 letter states "BitFuFu treats such arrangement as a short-term lease with the lease term being one month because the underlying miners and their quantity may be different month to month".

3.   Please note that we continue to evaluate your responses to prior comments 8 and 9 and may have further comments.

4.   We note that in prior comment no 5 you state that "Since December 2021, BitFuFu has entered into a long-term hosting service framework agreement with Bitmain". You also state "Before that, BitFuFu had rented computer servers from a supplier". Please clarify whether this change resulted in a change in your accounting for miners as a lease. In addition, please revise your "miner fleet" disclosure on page 138 to indicate whether it includes the leased miners and miners that are owned and used in your self mining operations. Consider adding disclosure to clarify how you are obtaining computing power sold in your cloud-mining solution offering. That is, we note that the "Company acts as a principal who procures the right to utilize computing power of mining equipment from suppliers". Confirm whether you are also utilizing your owned miners to provide any of this computing power. Since the cloud-mining solutions is the largest revenue stream, please consider expanding this disclosure to add a metric for this offering and to describe how you utilize computing power from suppliers.

Cryptocurrency self-mining revenue, page F-58

5.   We continue to evaluate your response to prior comment 10 and have the following comment. You state that "using the average price of Bitcoin in a day to calculate the daily revenue obtained from the mining pool is a reasonable approach, which will not have a material difference from the revenue calculated based on the price of bitcoin at each contract inception time". Please support this assertion and how you considered intraday volatility. Also, tell us how you know the amount revenue that would be recognized based on the price of bitcoin at each contract inception time. That is, explain how you are calculating this revenue amount.

6.   We note that in response to prior comment 10 you state that "For a single miner, although it appears to be operating continuously, it actually works to solve discrete work tasks one

after another. The work tasks are distributed by the mining pool, and the miner uses its own computing power (i.e., hash rate) to try to find solutions that meet the task requirements and submit proof-of-work to the mining pool". Tell us whether you believe that the revenue recognized from solving each discrete work task and submitting the proof-of-work should be recognized over time or at a point in time. We refer you to ASC 606-10-25-27 and 25-30. Please advise.

General

7.   We note your response to prior comment 15. We further note your disclosure that "BitFuFu relies on Bitmain in the provision of its hosting services." To the extent true, please revise where appropriate, to include in your summary risk factors and risk factor disclosure to clarify that Bitmain is the sole provider for your hosting locations and for sourcing additional hosting locations as well as for your ASIC miner supply. If Bitmain is not the sole provider, please provide prominent disclosure in the summary and risk factors quantifying the level of reliance Bitfufu has on Bitmain as well as which locations are owned or controlled by Bitmain.

   You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrei Sirabionian